UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                   ----------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                                 APROGENEX, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   038333 10 1
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Terry W. Ward
                            Financial Vice President
                             W. S. Farish & Company
                                   Suite 1200
                                 1100 Louisiana
                              Houston, Texas 77002
                                 (713) 757-7300
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                authorized to Receive Notices and Communications)

                                  June 12, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      Check the following box is a fee is being paid with this statement. [ ]

CUSIP NO. 038333 10 0                  13D
- --------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  W.S. Farish & Company
                  I.R.S. Identification No.:  74-0618180
- --------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                               (b)  [ ]
- --------------------------------------------------------------------------------
3.       SEC USE ONLY.
- --------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                    WC
- --------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
- --------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           Texas
- --------------------------------------------------------------------------------
  NUMBER        7.       SOLE VOTING POWER
    OF                       1,636,673
  SHARES        8.       SHARED VOTING POWER
BENEFICIALLY                     0
   OWNED        9.       SOLE DISPOSITIVE POWER
  BY EACH                    1,636,673
 REPORTING     10.      SHARED DISPOSITIVE POWER
  PERSON                         0
   WITH:
- --------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,636,673
- --------------------------------------------------------------------------------
12.      CHECK IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [ ]
- --------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                               25.5
- --------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions):
                      CO
- --------------------------------------------------------------------------------

CUSIP NO. 038333 10 0                  13D

Item 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $0.001 par value (the "Common Stock"), of Aprogenex, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 8000 El Rio Street, Houston, Texas 77054-1404.

Item 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by W.S. Farish & Company, a Texas corporation (the "Reporting Entity"). Mr. W. S. Farish is Chairman of the Board and President of the Reporting Entity and owns approximately 25% of the outstanding capital stock and an equity interest of approximately 40% of the Reporting Entity. Mr. Terry W. Ward is Financial Vice President and a director of the Reporting Entity. The other directors of the Reporting Entity are (i) Mr. William F. Gerry, who is the beneficiary of a trust that owns approximately 5.8% of the outstanding capital and an equity interest of approximately 9.6% of the Reporting Entity of which the Reporting Entity is the trustee, (ii) Mrs. Martha Farish Gerry, who owns approximately 39.5% of the outstanding capital stock of the Reporting Entity and is the beneficiary of a trust that owns approximately 12.5% of the outstanding capital stock of the Reporting Entity of which the Reporting Entity is the trustee, for an aggregate equity interest of approximately 21% of the Reporting Entity, and (iii) Mr. W. S. Farish, Jr. Mr.
W. S. Farish is the father of Mr. W. S. Farish, Jr. and the nephew of Mrs. Gerry. Mrs. Gerry is the mother of Mr. Gerry. The filing of this statement of
Schedule 13D shall not be construed as an admission that Mr. W. S. Farish, Mr.
W. S. Farish, Jr., Mr. Ward, Mr. Gerry or Mrs. Gerry is, for the purpose of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement and owned of record by the Reporting Entity.

         (b) With the exception of Mr. Gerry, the principal business address of the Reporting Entity and each officer and director listed in paragraph (a) above is 1100 Louisiana, Suite 1200, Houston, Texas 77002. The principal business address for Mr. Gerry is 40 Wall Street, 36th Floor, New York, New York 10005.

         (c) (i) The principal business of the Reporting Entity is a private trust company.

         (ii) Mr. W. S. Farish's principal occupation is Chairman and President of the Reporting Entity.

         (iii) Mr. Ward's principal occupation is Financial Vice President of the Reporting Entity.

         (iv) Mr. Gerry's principal occupation is private investments.

         (v) Mrs. Gerry's principal occupation is private investments.

         (vi) Mr. W. S. Farish, Jr.'s principal occupation is private investments.

         (d) Neither the Reporting Entity nor, to its knowledge, any person listed in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Entity nor, to its knowledge, any person listed in paragraph (a) above has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Entity is a Texas corporation, and each of the persons listed in paragraph (a) above is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (1) The following information was reported on the Reporting Entity's original Schedule 13D dated February 21, 1994:

         In May 1992, the Reporting Entity acquired from the Company 71,155 shares of Common Stock in a private offering. In the same transaction, Mr. W. S. Farish acquired 6,942 shares of Common Stock, Mr. Ward acquired 6,942 shares of Common Stock, and Mr. Gerry acquired 5,206 shares of Common Stock, respectively.

         On May 17, 1993, the Reporting Entity and Messrs. W. S. Farish, Ward and Gerry loaned the Company $239,167, $24,000, $24,000 and $5,000, respectively, under notes (the "Notes") bearing detachable warrants. In connection with such transaction, the Reporting Entity and Messrs. W. S. Farish, Ward and Gerry acquired warrants to purchase 41,507, 4,165, 4,165 and 867 shares of Common Stock, respectively, exercisable at $7.88 per share of Common Stock and expiring on October 22, 1998. The Notes have been repaid out of proceeds received by the Company in connection with its October 15, 1993 public offering of Common Stock.

         On October 15, 1993, the Reporting Entity acquired 80,000 shares of Common Stock in a public offering by the Company at a price of $8.75 per share. On January 7, 1994, Mr. Ward acquired 1,000 shares of Common Stock in open market transactions at a price of $5 5/8 per share. On February 10, 1994, the Reporting Entity sold 20,000 shares of Common Stock in open market transactions at prices ranging from $9 7/8 to $11 3/8.

         On February 11, 1994, the Reporting Entity acquired 300,000 shares of Common Stock and warrants to purchase 5,894 shares of Common Stock from Ventures Medical, L.P. for an aggregate cash consideration of $1,311,000.00. In the same transaction, Mr. Ward acquired 9,024 shares of Common Stock and warrants to purchase 180 shares of Common Stock for an aggregate cash consideration of $39,424.88.

         All purchases of securities made by the Reporting Entity were made out of working capital funds. All purchases by Messrs. W. S. Farish, Ward and Gerry were made out of such purchaser's personal funds.

         (2) The following information is reported in connection with this Amendment No. 1 to Schedule 13D:

         On June 12, 1996, the Reporting Entity acquired from the Company a unit consisting of $1,170,000 principal amount of convertible notes (convertible into 1,063,636 shares of Common Stock) and warrants to acquire 76,050 shares of Common Stock at a price of $1.10 per share. The notes will become convertible into Common Stock and the warrants will become exercisable upon the listing by the Company of the shares of Common Stock subject thereto on the American Stock Exchange. The unit was purchased out of the Reporting Entity's working capital for a price of $1,170,000. As a result of the foregoing transaction, the Reporting Entity's previously existing warrant to purchase shares of Common Stock was adjusted to increase the total number of shares of Common Stock purchasable thereunder by 18,431 shares and reduce the purchase price to $5.67 per share. In the same transaction, Mr. W. S. Farish acquired, for a purchase price of $100,000, a unit consisting of $100,000 principal amount of convertible notes (convertible into 90,909 shares of Common Stock) and warrants to acquire 6,500 shares of Common Stock at a price of $1.10 per share. In the same transaction, Mr. Ward acquired, for a purchase price of $70,000, a unit consisting of $70,000 principal amount of convertible notes (convertible into 63,636 shares of Common Stock) and warrants to acquire 4,550 shares of Common Stock at a price of $1.10 per share. The previously existing warrants held by Messrs. W. S. Farish and Ward were adjusted as a result of such transaction to increase the number of shares of Common Stock purchasable thereunder by 1,619 shares and 1,687 shares, respectively, which warrants are now exercisable at a price of $5.67 per share. The purchases by Messrs. W. S. Farish and Ward were made out of such purchaser's personal funds.

Item 4.  PURPOSE OF TRANSACTION.

         (1) The following information was reported on the Reporting Entity's original Schedule 13D dated February 21, 1994:

         The Reporting Entity and Messrs. W. S. Farish, Ward and Gerry acquired their shares of Common Stock of the Company for investment purposes. The Reporting Entity and Messrs. W. S. Farish, Ward and Gerry currently have no specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, each purchaser may, from time to time, acquire additional securities of the Company through open market or private negotiated transactions depending on existing market conditions and other conditions such purchaser may deem relevant. Each purchaser intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, its business and prospects, may decide to increase or decrease the size of its investment in the Company.

         (2) The following information is included in connection with the filing of this Amendment No. 1 to Schedule 13D:

         The Reporting Entity and Messrs. W. S. Farish and Ward acquired the convertible notes and warrants of the Company reported under this Amendment No. 1 for investment purposes. The information set forth under Item 4(1), above, remains accurate as of the date hereof.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (1) The following information was reported on the Reporting Entity's original Schedule 13D dated February 21, 1994:

         (a) The Reporting Entity owns of record and beneficially 431,155 shares of Common Stock and warrants to acquire 47,401 shares of Common Stock, representing approximately 10.1% of the Common Stock outstanding. Mr. Ward owns of record and beneficially 16,966 shares of Common Stock and 4,345 warrants, representing approximately .5% of the Common Stock outstanding. Mr. W. S. Farish owns of record and beneficially 6,942 shares of Common Stock and 4,165 warrants, representing approximately .2% of the Common Stock outstanding. Mr. Gerry owns of record and beneficially 5,206 shares of Common Stock and 867 warrants, representing approximately .1% of the Common Stock outstanding.

         (b) Messrs. W. S. Farish, W. S. Farish, Jr., Ward and Gerry share voting and dispositive power with respect to the shares of Common Stock owned of record by the Reporting Entity. Each of Messrs. W. S. Farish, Ward and Gerry have sole voting and dispositive power with respect to the shares owned of record by such person as indicated in paragraph (a) above.

         (c) In January 1994, Mr. Ward acquired 1,000 shares of Common Stock in open market transaction at a price of $5 5/8 per share. On February 10, 1994, the Reporting Entity sold 20,000 shares of Common Stock in open market transactions at prices ranging from $9 7/8 to $11 3/8 per share.

         (d) None.

         (e) Not applicable.

         (2) The following information is included in connection with the filing of this Amendment No. 1 to Schedule 13D:

         (a) The Reporting Entity owns of record and beneficially 431,155 shares of Common Stock and has the right to acquire an additional 1,205,518 shares of Common Stock pursuant to the conversion of notes and the exercise of warrants, representing in the aggregate approximately 25.5% of the shares of Common Stock outstanding. Mr. Ward owns of record and beneficially 16,966 shares of Common Stock and has the right to acquire an additional 83,018 shares of Common Stock pursuant to the conversion of notes and the exercise of warrants and options, representing in the aggregate approximately 1.9% of the shares of Common Stock outstanding. Mr. W. S. Farish owns of record and beneficially 6,942 shares of Common Stock and has the right to acquire an additional 103,193 shares of Common Stock pursuant to the conversion of notes and the exercise of warrants, representing in the aggregate approximately 2.1% of the shares of Common Stock outstanding.

         (b) Messrs. W. S. Farish, W. S. Farish, Jr., Ward and Gerry share voting and dispositive power with respect to the shares of Common Stock owned of record by the Reporting Entity, and such individuals would share voting and dispositive power with respect to the additional shares of Common Stock beneficially owned by the Reporting Entity, upon its acquisition of such shares. Each of Messrs. W. S. Farish, Ward and Gerry have sole voting and dispositive power with respect to the shares owned of record (and the additional shares beneficially owned by such persons, upon their acquisition of such shares) by such person as indicated above.

         (c) Since the original filing of the Schedule 13D by the Reporting Entity on February 21, 1994, Mr. Ward was granted on June 15, 1995, an option to purchase 4,000 shares of Common Stock at a price of $7.375 per share and was granted on January 15, 1996, an option to purchase 4,800 shares of Common Stock at an exercise price of $1.75 per share.

         (d) None.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (1) The following information was contained in the original Schedule 13D filed by the Reporting Entity on February 21, 1994:

         In connection with the October 15, 1993 public offering of shares of Common Stock by the Company, certain stockholders of the Company entered into lock-up agreements with the underwriter of the offering that restrict the sale or disposition of such shares for one year following the date of the Prospectus (the "Lock-Up Period"). The representatives of the underwriters may consent to a waiver of the Lock-Up Period without prior public notice. All of the shares of Common Stock owned by the Reporting Entity and Messrs. W. S. Farish, Ward and Gerry are subject to the lock-up agreement except for 60,000 shares acquired by the Reporting Entity in connection with the public offering and 1,000 shares acquired in the open market by Mr. Ward.

         Pursuant to the terms of that certain Amended and Restated Stockholders' Agreement, dated June 8, 1993, the shares of Common Stock owned by the Reporting Entity and Messrs. W. S. Farish, Ward and Gerry are subject to certain registration rights provided such registration involves the sale of Common Stock to the public at an offering price to the public of $5 million. The Reporting Entity and Messrs. W. S. Farish, Ward and Gerry have waived such registration rights during the Lock-Up Period.

         Except as described above, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         (2) The following information is included in connection with the filing of this Amendment No. 1 to Schedule 13D:

         Pursuant to the Convertible Note Subscription Agreement dated as of May 1, 1996 among the Company, Messrs. W. S. Farish and Ward and other purchasers of the convertible notes and warrants, the Company agreed to file a registration statement, within 60 days after the closing of the offering of convertible notes and warrants, covering the resale by the Reporting Entity and Messrs. W. S. Farish and Ward of the shares of Common Stock into which the convertible notes are convertible.

         Pursuant to the terms of the Warrant Agreement, dated as of May 1, 1996, among the Company, Messrs. W. S. Farish and Ward and other purchasers of the convertible notes and warrants, the Company has granted certain piggy-back registration rights to such persons with respect to the shares of Common Stock issuable upon exercise of the warrants.

         Except as described above, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         *1.1 Amended and Restated Stockholders' Agreement, dated June 8, 1993.

         *1.2 Lock-up Agreement dated February 11, 1994 between the Reporting
              Entity and H.J. Meyers & Co. Inc.

         *1.3 Lock-up Agreement dated February 11, 1994 between Terry W. Ward and H.J. Meyers & Co. Inc.
- ------------
* Filed with original Schedule 13D on February 21, 1994.

         1.4 Convertible Note Subscription Agreement, dated as of May 1, 1996, by and among Aprogenex, Inc. and the purchasers named therein.

         1.5 Warrant Agreement, dated as of May 1, 1996, by and among Aprogenex, Inc. and the purchasers named therein.

                                       -9-

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 27, 1996                         W.S. FARISH & COMPANY

                                             By: /s/ TERRY W. WARD
                                                     Terry W. Ward
                                                     Financial Vice President

                                      -10-